SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                              TAT Technologies Ltd.

6-K Items

     1. Press release re TAT Technologies Ltd. Announces New Chief Executive Officers and New Active Chairman of Limco-Piedmont Inc. dated October 10, 2008.

                                                                          ITEM 1

Press Release                                   Source: TAT Technologies Limited

TAT Technologies Ltd. Announces New Chief Executive Officers and
New Active Chairman of Limco-Piedmont Inc.

Friday October 10, 11:30 am ET
GEDERA, Israel, Oct. 10 /PRNewswire-FirstCall/ -- TAT Technologies Limited (Nasdaq: TATTF - News) today announced the appointment of

Robert Koch and Ehud Netivi as Co-Chief Executive Officers of the Company's subsidiary, Limco-Piedmont Inc., effective October 2, 2008. Mr. Koch was previously the President of Limco-Airepair, Inc. and Mr. Netivi was previously the President of Piedmont Aviation Component Services, Inc., subsidiaries of Limco-Piedmont. They succeed Shaul Menachem, who has stepped down as a director and CEO of Limco-Piedmont, but will remain an employee of Limco-Piedmont through December 31, 2008.

Both individuals have strong aerospace backgrounds. Mr. Koch was employed for almost 20 years by the Lori Heat Transfer operations of Honeywell Aerospace. He joined Nordam Group Inc. in January 2005 and most recently served as Senior Director of Support Services, located in Tulsa, OK. Mr. Netivi has over 30 years experience in the aerospace industry, serving in various managerial roles with Israel Aircraft Industries. Mr. Netivi served as Production Manager, Business Development and Marketing Director, and General Manager of several IAI subsidiaries. Most recently, Mr. Netivi served as Business Development and Marketing Director of IAI International, located in St. Louis, Missouri.

In addition, Dr. Shmuel Fledel, the CEO of the Company, was elected Chairman of the Board of Limco-Piedmont effective October 2, 2008.

About TAT Technologies Ltd.

The Company, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, power systems, turbines, etc.

About Limco-Piedmont Inc.

Limco-Piedmont Inc. provides maintenance, repair and overhaul, or MRO, services and parts supply services to the aerospace industry. Limco-Piedmont's four Federal Aviation Administration certified repair stations provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. Limco-Piedmont specializes in MRO services for components of aircraft, such as heat transfer components, auxiliary power units, propellers, landing gear and pneumatic ducting. In conjunction with Limco-Piedmont's MRO services, Limco-Piedmont is also an original equipment manufacturer of heat transfer equipment for airplane manufacturers and other related products. Limco-Piedmont's parts services division offers inventory management and parts services for commercial, regional and charter airlines and business aircraft owners.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Shmuel Fledel
                                                ----------------
                                                Shmuel Fledel
                                                Chief Executive Officer


Date: October 10, 2008